United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-09481	Date examination completed: November 27, 2006

2.	State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:
The Huntington VA Funds

4.	Address of principal executive office (number, street, city, state, zip code):
5800 Corporate Drive Pittsburgh, Pennsylvania 15237-7010

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

Management Statement Regarding Compliance With Certain Provisions

Investment Company Act of 1940

November 27, 2006

We, as members of management of the Huntington VA Funds (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2006, and from June 30, 2006 through September 30, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006, and from June 30, 2006 through September 30, 2006, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/ Christopher E. Sabato
Christopher E. Sabato Treasurer

/s/ Charles L. Davis, Jr.
Charles L. Davis, Jr. Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

the Huntington Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the “Act”), that the Huntington Funds, consisting of the Huntington Dividend Capture Fund, Huntington Fixed Income Securities Fund, Huntington Florida Tax-Free Money Fund, Huntington Growth Fund, Huntington Income Equity Fund, Huntington Intermediate Government Income Fund, Huntington Macro 100 Fund, Huntington Michigan Tax-Free Fund, Huntington Mid Corp America Fund, Huntington Money Market Fund, Huntington Mortgage Securities Fund, Huntington New Economy Fund, Huntington Ohio Municipal Money Market Fund, Huntington Ohio Tax Free Fund, Huntington Rotating Markets Fund, Huntington Short/Intermediate Fixed Income Securities Fund, Huntington Situs Small Cap Fund, and Huntington U.S. Treasury Money Market Fund, Huntington VA Dividend Capture Fund, Huntington VA Growth Fund, Huntington VA Income Equity Fund, Huntington VA Macro 100 Fund, Huntington VA Mid Corp America Fund, Huntington VA Mortgage Securities Fund, Huntington VA New Economy Fund, Huntington VA Rotating Markets Fund, and Huntington VA Situs Small Cap Fund (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2006, and with respect to agreement of security purchases and sales, for the period from June 30, 2006 through September 30, 2006:

•	Confirmation of all securities held as of September 30, 2006 by institutions in book entry form by the Federal Reserve Bank of Boston, Bank of New York and Depository Trust Company without prior notice to management;

•	Confirmation of all securities out for transfer with brokers or transfer agents;

•	Reconciliation of all such securities to the books and records of the Funds and The Huntington National Bank, the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Huntington National Bank records; and,

•	Agreement of ten security purchases and ten security sales since our last report, from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2006, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Columbus, Ohio

November 27, 2006